SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) | X |

Citibank, N.A.

A National Banking Association	13-5266470
(I.R.S. employer
identification no.)

399 Park Avenue, New York, New York	10043
(Address of principal executive office)	(Zip code)

VOLKSWAGEN AUTO LEASE/LOAN UNDERWRITTEN FUNDING, LLC
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2007-1
THAT ISSUES NOTES UNDER THE RELATED PROSPECTUS AND PROSPECTUS
SUPPLEMENT
(Exact name of obligor as specified in its charter)

Delaware	11-365048-3
Delaware	20-7188954

(State or other jurisdiction of	(I.R.S. employer
Incorporation or organization)	identification no.)

3800 Hamlin Road
Auburn Hills, MI	48326

c/o Deutsche Bank Trust Company Delaware, as Owner Trustee
1100 Centre Road, 2nd Floor
Wilmington, DE	19805
Or such other address specified in the applicable	(Zip code)
Prospectus Supplement
(Address of principal executive offices)

TABLE OF CONTENTS

SIGNATURE
1.	General information. Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.
Federal Reserve Bank of New York	33 Liberty Street, New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
2.	Affiliations with Obligor.
          If the obligor is an affiliate of the trustee, describe each such affiliation.
                         None.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 — Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321 (b) of the Trust Indenture Act of 1939, as amended.

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A. (as of September 30, 2006- attached)

Exhibit 8 — Not applicable.

Exhibit 9 — Not applicable.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 31st day of January, 2007.

CITIBANK, N.A.
By:	/s/ Jennifer McCourt
	Name:	Jennifer McCourt
	Title:	Vice President